Exhibit 12.01

PRAXAIR, INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in millions, except ratios)

	Quarter Ended March 31,	Years Ended December 31,
	2003	2002	2001	2000	1999	1998
Income of consolidated companies
EARNINGS
Income of consolidated companies
before provision for income taxes	$173	$717	$576	$483	$627	$596
Capitalized interest	(2)	(9)	(17)	(24)	(30)	(36)
Depreciation of capitalized interest	3	12	11	10	9	7
Dividends from less than 50%-owned
companies carried at equity	3	9	5	3	1	2

Total earnings, net of fixed charges	$177	$729	$575	$472	$607	$569

FIXED CHARGES
Interest on long-term and short-term debt	$42	$206	$224	$224	$204	$260
Capitalized interest	2	9	17	24	30	36
Rental expenses representative
of an interest factor	9	32	37	34	32	27

Total fixed charges	$53	$247	$278	$282	$266	$323

Total adjusted earnings available for
payment of fixed charges	$230	$976	$853	$754	$873	$892
Preferred stock dividend requirements	$-	$1	$2	$4	$8	$8
RATIO OF EARNINGS TO FIXED CHARGES	4.4	3.9	3.1	2.7	3.3	2.8
RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS	4.4	3.9	3.1	2.6	3.2	2.7